UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  5 )*
The Nasdaq Stock Market, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
631103108

(CUSIP Number)
Alan K. Austin
c/o Silver Lake Partners
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
(650) 233-8120

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 8, 2007

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	631103108	Page	2	of	12

1	NAMES OF REPORTING PERSONS Silver Lake Partners TSA, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,272,601**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

11,272,601**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,272,601**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No.	631103108	Page	3	of	12

1	NAMES OF REPORTING PERSONS Silver Lake Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,272,601**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

11,272,601**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,272,601**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No.	631103108	Page	4	of	12

1	NAMES OF REPORTING PERSONS Silver Lake Partners II TSA, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,272,601**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

11,272,601**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,272,601**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No.	631103108	Page	5	of	12

1	NAMES OF REPORTING PERSONS Silver Lake Technology Investors II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,272,601**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

11,272,601**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,272,601**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No. 631103108	SCHEDULE 13D/A	Page 6 of 12
     This Amendment No. 5 supplements and amends Items 4 and 5 of the Statement on Schedule 13D filed on May 2, 2005 by Silver Lake Partners TSA, L.P. (“SLP TSA”), Silver Lake Investors, L.P. (“SLI”), Silver Lake Partners II TSA, L.P. (“SLP II TSA”) and Silver Lake Technology Investors II, L.L.C., which subsequently converted to a partnership and is now called Silver Lake Technology Investors II, L.P. (“SLTI II” and, together with SLP TSA, SLI and SLP II TSA, the “SLP Entities”) relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of The Nasdaq Stock Market, Inc. (the “Issuer”) beneficially owned by the SLP Entities, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to such statement filed on December 9, 2005, December 23, 2005, August 23, 2006 and June 1, 2007, respectively. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on May 2, 2005.
Item 4 Purpose of Transaction.
     Item 4 is hereby amended and supplemented by deleting paragraph 9 in its entirety and replacing it with the following:
     Each Reporting Person, consistent with its investment purpose, at any time and from time to time may acquire additional shares of Common Stock or securities exercisable for or convertible into Common Stock or dispose of any or all of its shares of Common Stock or securities exercisable for or convertible into Common Stock (including, without limitation, distributing some or all of such shares or securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable) depending upon an ongoing evaluation of its investment in Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations. Pursuant to a preliminary prospectus supplement filed by the Issuer on November 8, 2007, each Reporting Person may sell shares of Common Stock, from time to time, on one or more exchanges or otherwise or in negotiated transactions. Any Reporting Person may effect such transactions by selling shares of Common Stock by one or more of, or a combination of, the following:
     (i) purchases by broker-dealers, including block trades in which a broker-dealer will attempt to sell shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;
     (ii) purchases by a broker-dealer as principal and resale by such broker-dealer for its account;
     (iii) purchases through agents;
     (iv) purchases through underwriters;
     (v) ordinary brokerage transactions and transactions in which the broker solicits purchasers;

CUSIP No. 631103108	SCHEDULE 13D/A	Page 7 of 12
     (vi) directly to one or more purchasers;
     (vii) privately negotiated transactions; and
     (viii) any other method permitted pursuant to applicable law.
     The Reporting Persons are not obligated to offer or sell shares of Common Stock referred to in the preliminary prospectus supplement and may choose to offer and sell the securities convertible into or exercisable for shares of Common Stock, the Common Stock or any combination thereof. The Reporting Persons have the right to request the registration by the Issuer of such other securities.
Item 5 Interest in Securities of the Issuer.
     Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:
     The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.
     (a), (b) The information contained on the cover pages to this Amendment No. 5 to Schedule 13D is incorporated by reference. The following disclosure assumes that there are 113,785,836 shares of Common Stock outstanding, which the Issuer represented in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 was the number of outstanding shares of Common Stock as of November 2, 2007.
     Prior to the Merger Closing, the Series A Notes and the Series A Warrants were directly owned by Norway SPV. Upon the Merger Closing, Norway SPV distributed these securities by assigning its entire right, title and interest in the Series A Notes and the Series A Warrants to its sole member, Norway Holdings. Immediately thereafter, Norway Holdings distributed these securities by assigning its entire right, title and interest in the Series A Notes and the Series A Warrants to its members, the SLP Subscribers and the H&F Entities, in the aggregate amounts set forth in the Subscription Agreements and in the respective percentages set forth in the Limited Liability Company Agreement of Norway Holdings (the “Holdings LLC Agreement”). As a result of these distributions by Norway SPV and Norway Holdings, respectively, the SLP Entities directly own the Series A Notes and the Series A Warrants as follows:
     (i) SLP TSA — $20,769,568 aggregate principal amount of Series A Notes and Series A Warrants to purchase 223,810 shares of Common Stock;
     (ii) SLI — $584,611 aggregate principal amount of Series A Notes and Series A Warrants to purchase 6,300 shares of Common Stock;
     (iii) SLP II TSA — $119,843,370 aggregate principal amount of Series A Notes and Series A Warrants to purchase 1,291,415 shares of Common Stock; and

CUSIP No. 631103108	SCHEDULE 13D/A	Page 8 of 12
     (iv) SLTI II — $167,040 aggregate principal amount of Series A Notes and Series A Warrants to purchase 1,800 shares of Common Stock.
     Upon the consummation of the distributions described in this Item 5, Norway Holdings and Norway SPV ceased to beneficially own any shares of Common Stock. As a result of these transactions, the SLP Entities, the other SLP Subscribers and the H&F Entities no longer share control over their respective shares, and therefore do not constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Series A Notes and the Series A Warrants that had been beneficially owned by Norway Holdings.
     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act and as a result of the relationships among the SLP Entities, each of the SLP Entities may be deemed to beneficially own the Common Stock underlying the Series A Notes and the Series A Warrants owned by the other SLP Entities. The Series A Notes are initially convertible into shares of Common Stock at a price of approximately $14.50 per share, and the Series A Warrants are initially exercisable at a price of $14.50 per share. The number of shares of Common Stock underlying the Series A Notes and Series A Warrants that each of the SLP Entities would individually be deemed to own if they were not deemed to be members of a group is set out below:
     (i) SLP TSA — 1,432,383 shares of Common Stock underlying the Series A Notes and 223,810 shares of Common Stock underlying the Series A Warrants held by SLP TSA.
     (ii) SLI — 40,317 shares of Common Stock underlying the Series A Notes and 6,300 shares of Common Stock underlying the Series A Warrants held by SLI.
     (iii) SLP II TSA — 8,265,057 shares of Common Stock underlying the Series A Notes and 1,291,415 shares of Common Stock underlying the Series A Warrants held by SLP II TSA.
     (iv) SLTI II — 11,519 shares of Common Stock underlying the Series A Notes and 1,800 shares of Common Stock underlying the Series A Warrants held by SLTI II.
     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, each of the SLP Entities may be deemed to beneficially own, in the aggregate, 11,272,601 shares of Common Stock, representing approximately 9.0% of the Common Stock outstanding.
     The information set forth in response to this Item 5 is qualified in its entirety by reference to the Holdings LLC Agreement (Exhibit 10 hereto) and the Subscription Agreement (Exhibit 7 hereto), each of which is incorporated herein by reference.

CUSIP No. 631103108	SCHEDULE 13D/A	Page 9 of 12
     (c) Each of the SLP Entities reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.
     (d) Except as otherwise described in Item 2 and this Item 5, no one other than the SLP Entities has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the SLP Entities as described in Item 5.
     (e) Not applicable.
Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby amended and supplemented by inserting the following before the penultimate paragraph thereof:
     On November 8, 2007, Morgan Stanley & Co. Incorporated (the “Underwriter”) entered into a Purchase Agreement with the Issuer and Hellman & Friedman Capital Partners IV, L.P., H&F Executive Fund IV, L.P., H&F International Partners IV-A, L.P. and H&F International Partners IV-B, L.P. providing for a secondary offering of the Issuer’s Common Stock. In connection with such underwritten public offering, each Reporting Person entered into an agreement with the Underwriter (the “Lock-Up Agreement”) on November 8, 2007 (Exhibit 20 hereto). Under the terms of the Lock-Up Agreement, each Reporting Person agreed, for a period of 30 days from the date thereof, without the prior written consent of the Underwriter, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Issuer’s Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The Lock-Up Agreement is subject to various exceptions, including an exception under which the Reporting Persons may collectively sell or otherwise transfer up to an aggregate of 2.2 million shares of Common Stock, securities convertible into or exchangeable or exercisable for up to an aggregate of 2.2 million shares of Common Stock, or any combination thereof, at any time without the consent of the Underwriter. The lock-up period may be extended for up to an additional 34 days upon the occurrence of certain events described in the Lock-Up Agreement.

CUSIP No. 631103108	SCHEDULE 13D/A	Page 10 of 12
Item 7 Material to be Filed as Exhibits
20.	Letter Agreement dated November 8, 2007 between Morgan Stanley & Co. Incorporated, Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P., Silver Lake Partners II TSA, L.P. and Silver Lake Technology Investors II, L.P. (filed herewith).

CUSIP No. 631103108	SCHEDULE 13D/A	Page 11 of 12
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 9, 2007

SILVER LAKE PARTNERS TSA, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C.,
its General Partner

By:	/s/ Karen M. King

Name:	Karen M. King
Title:	General Counsel

SILVER LAKE INVESTORS, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C.,
its General Partner

By:	/s/ Karen M. King

Name:	Karen M. King
Title:	General Counsel

SILVER LAKE PARTNERS II TSA, L.P.

By:	SILVER LAKE TECHNOLOGY
ASSOCIATES II, L.L.C., its General Partner

By:	/s/ Karen M. King

Name:	Karen M. King
Title:	General Counsel

CUSIP No. 631103108	SCHEDULE 13D/A	Page 12 of 12

SILVER LAKE TECHNOLOGY INVESTORS II, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C.,
Its General Partner

By:	/s/ Karen M. King

Name: Title:	Karen M. King General Counsel

Exhibit Index

Exhibit	Document
20.	Letter Agreement dated November 8, 2007 between Morgan Stanley & Co. Incorporated, Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P., Silver Lake Partners II TSA, L.P. and Silver Lake Technology Investors II, L.P. (filed herewith).